Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TriplePulse, Inc.
3103 Neilson Way, Suite D
Santa Monica, CA 90405
trubrain.com

Up to $1,069,992.00 in Common Stock at $0.36
Minimum Target Amount: $9,999.72

Company:

Company: TriplePulse, Inc.
Address: 3103 Neilson Way, Suite D, Santa Monica, CA 90405
State of Incorporation: DE
Date Incorporated: November 15, 2012

Terms:

Equity

Offering Minimum: $9,999.72 | 27,777 shares of Common Stock
Offering Maximum: $1,069,992.00 | 2,972,200 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.36
Minimum Investment Amount (per investor): $351.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Investment Bonuses and Perks*

$350+

Investment

Product Bundle ($299 value) & 5% LIFETIME discount

Receive our most popular product bundle ($299 value) of Ketones, Capsules, 30 Powder Sticks, 10 Drinks and 4 bars. Plus a LIFETIME discount code for 5% off all products, except promos & trials.

$700+

Investment

15% LIFETIME discount & Free Product Bundle ($299 value)

Receive our most popular product bundle ($299 value) of Ketones, Capsules, 30 Powder Sticks, 10 Drinks and 4 bars. Plus a LIFETIME discount code for 15% off all products, except promotions and trials.

$1,500+

Investment

30% LIFETIME discount & Free Product Bundle ($299 value)

Receive our most popular product bundle ($299 value) of Ketones, Capsules, 30 Powder Sticks, 10 Drinks and 4 bars. Plus a LIFETIME discount code for 30% off all products, except promotions and trials.

$3,000+

Investment

50% LIFETIME discount & Free Product Bundle ($299 value)

Receive our most popular product bundle of ($299 value) of Ketones, Capsules, 30 Powder Sticks, 10 Drinks and 4 Bars. Plus a LIFETIME discount code for 50% off all products, except promotions and trials.

$5,000+

Investment

50% off, + 5% shares & Product Bundle ($299 value)

Receive a LIFETIME discount for 50% off all products, except promotions and trials. +5% bonus shares & our product bundle ($299 value) of Ketones, Capsules, 30 Powder Sticks, 10 Drinks and 4 Bars.

$10,000+

Investment

50% lifetime, beta test group & 10% bonus shares

50% off, +10% shares, test group & products

Receive a LIFETIME discount of 50% off all products, except promotions and trials. An invitation to our beta product test group, 10% bonus shares & product bundle ($299 value).

$25,000+

Investment

50% lifetime, annual CEO meeting & 15% bonus shares

Investors will receive a LIFETIME discount of 50% off all products, except promotions and trials. Plus annual CEO meeting, beta product test group, 15% bonus shares, and product bundle ($299 value).

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

TriplePulse, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Common Stoc at $0.36 / share, you will receive 1,100 Common Stock shares, meaning you'll own 1,100 shares for $360. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

TruBrain is a human performance brand bringing high function food and beverage to mainstream consumers that deliver meaningful and measurable outcomes.

In the cognitive category, TruBrain is a leading brand in high function "brain food", as the human brain runs best with bioactive nootropics supporting its metabolic process, measured by QEEG brain waves. TruBrain is also a leader in the Ketones category, with premium raw Ketones, as the body and brain run best with Ketones available as additional fuel source to glucose, measured by blood-Ketone level. We have been performing years of R&D for the expansion of our product line to include CBD, including filed patents.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. Aside from superior products, our brand reputation sets us apart, featuring our PhD neuroscientists from UCLA, quantitative brainwave validation, and our high bar for selective product releases.

There are pending patents which are currently under the name of the CEO (Christopher Thompson) and not under the name of the company itself. However, the company has a signed agreement with the CEO that declares that the Company intends to acquire or license at a reasonable rate, the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) from the CEO. Therefore, the company will be able to use and utilize the patents effectively.

Competitors and Industry

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food & beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food & beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results.

Current Stage and Roadmap

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. The Company's approach to new product development relies on the lean startup methodology, customer development (Steve Blank - 4 Steps to Epiphany), financial forecasting (unit GM hurdles, project-based income statement for cash required, and payback period) plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage and it's also necessary given our cash position. We do not believe in product development that assumes excessive/undue capital and customer demand risk by skipping a lean and iterative process.

The Company is actively testing numerous exciting growth opportunities for demand, feasibility, projected hurdle rates, etc on these products in order of closer in to further out. For product candidates that pass the first hurdle and move onto the pilot testing in private beta often closely mimic something already proven in market if a comparable exists; this is for the sake of speed to feedback vs. resource burn on optimizing attempts without customer input.

The Team

Officers and Directors

Name: Christopher Thompson

Christopher Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 15, 2012 - Present
  Responsibilities: a) Set the overall vision and strategy of the comany and communite it to all stakeholders; b) recruit, hire, and retain the very best talent for the company; c) capitalize the company per its goals; and d) lead and direclty execute on select items of need, domain experience, etc.

Name: Arif Fazal

Arif Fazal's current primary role is with Blueberry Ventures. Arif Fazal currently serves as a Member of the Board of Directors for the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 13, 2015 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Blueberry Ventures
  Title: Founder & Managing Director at Blueberry Ventures
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Arif invests in and works with emerging and innovative food & beverage companies led by inspiring entrepreneurs and management teams and collaborates closely alongside similarly focused co-investors.

Name: Nicholas Drake

Nicholas Drake's current primary role is with T-Mobile. Nicholas Drake currently serves as a Member of the Board of Directors for the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 05, 2015 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** T-Mobile
  Title: Executive Vice President
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Chief Innovator @ a New Confidential Initiative

Name: Josh Payne

Josh Payne's current primary role is with StackCommerce. Josh Payne currently serves as a Member of the Board of Directors for the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 11, 2015 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** StackCommerce
  Title: Founder & CEO
  Dates of Service: June 01, 2011 - Present
  Responsibilities: He is currently the Founder & CEO of StackCommerce, the leading native commerce platform helping online publishers to monetize and engage audiences through the integration of content + commerce.

Name: Seth DeGroot

Seth DeGroot's current primary role is with Brightstone Venture Capital. Seth DeGroot currently serves as a Member of the Board of Directors for the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 13, 2015 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Brightstone Venture Capital
  Title: Partner
  Dates of Service: December 01, 2012 - Present

Responsibilities: Specialties: financing and fund-raising, venture capital, valuation, early-stage product marketing and design, early-stage operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns, or has filed for, multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TruBrain or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TruBrain could harm our reputation and materially negatively impact our financial condition and business.

Supply Chain Disruptions.
Our business, financial condition or results of operations may be adversely affected by increased costs, disruption of supply or shortages of raw materials, energy, water and other supplies. We and our business partners use various raw materials, energy, water and other supplies in our business.

Governmental Regulations.
Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of TruBrain's product may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a certain product and therefore your investment in the Company may be affected.

Our results of operations are subject to variable influences and intense competition.
Our company is sensitive to changes to in consumer spending patterns, consumer preferences, and overall economic conditions. We are also subject to food and beverage trends affecting the desirability of our products. In addition to competing with other direct-to-consumer food and beverage companies, we face competition from a broad range of retailers, many of which have greater financial resources than we do.

Competitors may be able to call on more resources than us.
While we believe that the company is unique, there may be other ways to deliver high function nootropic food and beverage validated by science. Additionally, competitors

may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than we are, which would give them a significant advantage. This would particularly be the case if a major food and beverage manufacturer or retailer were to enter the market.

We may not be able to respond to consumer trends.

Demand for our products may be adversely affected by changes in consumer preferences or any inability on our part to innovate or market our products effectively, and any significant reduction in demand could adversely affect our business, financial condition or results of operations. We are a food and beverage company operating in highly competitive categories and markets. To generate revenues and profits, we rely on continued demand for our products and therefore must sell products that appeal to our customers and consumers. In general, changes in consumption in our product categories or consumer demographics could result in reduced demand for our products. Demand for our products depends in part on our ability to anticipate and effectively respond to shifts in consumer trends and preferences, including increased demand for products that meet the needs of consumers who are interested in biohacking, productivity, self-improvement, and long term cognitive and physical health and wellness.

We rely on our third-party logistics company.

All of our product is stored and shipped out of our third-party logistics provider. If there was a catastrophic event that resulted in a facility shut down or damaged goods, we would be unable to ship orders for a period of time. Additionally, we may be forced to renegotiate our contract and our rates, which could hamper our gross margin and potentially force us into searching for a new warehousing and fulfilment partner.

Supply Chain Disruptions

Our business, financial condition or results of operations may be adversely affected by increased costs, disruption of supply or shortages of raw materials, energy, water and other supplies. We and our business partners use various raw materials, energy, water and other supplies in our business.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs and cause our operating results and financial condition to suffer.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials of our manufactured products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Company's pending patent applications are currently under the name of the CEO rather than the company

The company's pending patent applications are currently under the name of the CEO and not under the name of the company itself. However, the company has a signed agreement with the CEO that declares that the assignee (the company) intends to acquire or license at a reasonable rate, the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) from the Assignor (the CEO).

Convertible notes currently in default

The Company currently has convertible notes that are past maturity and thus in default. Although the Company has achieved cash flow breakeven in 2019 on a cash-basis, which has not had a CPA review and is based on GAAP methods, the ability of the Company to continue is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Thompson	30,000,000	Common Stock	56.93

The Company's Securities

The Company has authorized Common Stock, Convertible Note, Series Seed Preferred Stock, Series Seed-B Preferred Stock, Warrants, Convertible Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,972,200 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 46,955,500 outstanding.

Voting Rights

A. COMMON STOCK General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

Common Stock issued: 39,916,550

Stock Options under the TriplePulse, Inc. 2014 Stock Plan:

6,789,200

Total: 46,955,500

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $40,266.00
Maturity Date: July 31, 2016
Interest Rate: 5.0%
Discount Rate: 25.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 25% or $1,500,000

Material Rights

Payments.

The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by the Purchaser Majority Interest. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall pay the Holder an amount equal to one hundred fifty percent (150%) of the Outstanding Amount. As used herein:

"Change of Control Transaction" shall have the same meaning as set forth in the Note Purchase Agreement.

"Issuance Date" means the date of issuance of this Note.

"Outside Maturity Date" means the date which is twenty-four (24) months from the date of the Note Purchase Agreement.

"Qualified Financing" means the bona fide next sale of equity securities of the Company to investors with aggregate gross cash proceeds to the Company of at least $500,000 (excluding through the conversion of the Notes).

All payments due and payable from the Company to Holder under this Note shall be made in lawful currency of the United States of America at the Holder's address listed following Holder's signature block at the end of this Note or such other place as Holder shall designate in writing, and, at Holder's option, shall be payable by check or wire transfer.

Prepayment. This Note may not be prepaid without the consent of the Purchaser Majority Interest.

Events of Default.

An "Event of Default" under this Note shall mean the occurrence of any of the following:

Failure to Pay. The Company shall fail to pay (A) when due any principal or interest payment on the due date hereunder or (B) any other payment required under the terms of this Note on the date due, and any such payment in (A) or (B) shall not have been made within five (5) days of Company's receipt of Holder's written notice to Company of such failure to pay;

CONVERSION RIGHTS

Conversion.

Automatic Conversion Upon a Qualified Financing. If the Note is not repaid in full prior to the closing date of a Qualified Financing (the "QF Closing Date"), then effective automatically upon the QF Closing Date, the entire unpaid portion of the Principal Amount and all accrued and unpaid interest due Holder hereunder (the "Outstanding Amount") as of the QF Closing Date shall be converted into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 25%, and (ii) the price determined by dividing a pre-money valuation of $1,500,000 by the number of outstanding shares of the common stock of the Company (the "Common Stock") on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including shares issuable upon conversion of the Notes).

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

Optional Conversion at the Outside Maturity Date. If the Note remains outstanding as of the Outside Maturity Date, and no Qualified Financing or Change of Control Transaction has occurred, then the Holder may elect, by written notice delivered to the Company at least two (2) business days prior to the Outside Maturity Date, to convert the Outstanding Amount into that number of shares of Common Stock determined by dividing the Outstanding Amount by the Maturity Conversion Price. The "Maturity Conversion Price" means the price per share obtained by dividing a pre-money valuation of $1,500,000 by the number of outstanding shares of Common Stock on a fully-diluted and as-converted basis as of the Outside Maturity Date (not including shares issuable upon conversion of the Notes). The Common Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Common Stock held by other holders of Common Stock.

No Other Conversion. Except as set forth in Sections 1 and 2 of this Schedule 1, the Note shall not otherwise be convertible into the Qualified Financing Stock, Common Stock or any other capital stock of the Company.

No Fractional Shares. The Company shall not be required to issue fractional shares of the Qualified Financing Stock or Common Stock upon the conversion of the Note. If any fraction of a share of the Qualified Financing Stock or Common Stock would, except for the provisions of this paragraph, be issuable on the conversion of the Note (or specified portion thereof), the Company shall pay an amount in cash calculated by it to be equal to the then fair market value per share of the Qualified Financing Stock or the Common Stock, as reasonably determined by the Board of Directors, multiplied by such fraction computed to the nearest whole cent.

Adjustments Upon Capitalization and Corporate Changes. If at any time prior to the Maturity Date, any of the outstanding shares of the capital stock of the Company are changed into, or exchanged for, a different number or kind of shares or securities of the Company through reorganization, merger, recapitalization or reclassification, or if the number of such outstanding shares is changed through a stock split, stock dividend, stock consolidation or similar capital adjustment, or if the Company makes a distribution in partial liquidation or any other comparable extraordinary distribution with respect to any of its shares of capital stock, an appropriate adjustment shall be made by the Board of Directors, if necessary, in the number, kind or conversion price of shares into which the Note is convertible.

Series Seed Preferred Stock

The amount of security authorized is 3,333,300 with a total of 3,333,300 outstanding.

Voting Rights

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Preferred Stock Protective Provisions. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: (a) Alter or change the rights, powers or privileges of the Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock (b) Increase or decrease the authorized number of shares of Preferred Stock (or any series thereof) (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock (d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services), or (e) Declare or pay any dividend or otherwise make a distribution to holders of Preferred stock or Common Stock

Material Rights

In 2019, the company underwent a 50:1 stock split.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation Dissolution or Winding UN: Certain Mergers, Consolidations and Asset

Sales

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their Ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed 1.iquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.30 per share for the Series Seed Preferred Stock and $0.60 per share for the Series Seed-B Preferred Stock

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid in the holder of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock hold by each such holder.

1.3 Deemed liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at cast a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "Requisite Holders", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities (1) of the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of common stock are converted or exchanged; or

(b) The sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a) (i), if any portion of the consideration payable to the stockholders or the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Preferred Stock Protective Provisions. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) Alter or change the rights, powers or privileges of the Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock

(b) Increase or decrease the authorized number of shares of Preferred Stock (or any series thereof)

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services), or

(e) Declare or pay any dividend or otherwise make a distribution to holders of Preferred stock or Common Stock

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows(the "Conversion Rights):

3.1 Right to Convert

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock Such initial Conversion Price, and the rate at which shares of Preferred

Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of

Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "Contingency Event"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for share of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion

Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder s nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of affecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred

Stock, the Corporation shall use its best efforts to cause such corporate may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding, Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Corporation and distribution. In the event the corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of

Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixes therefore, such conversion price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions, and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such advent each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3. if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3,5, 3.6 or 3.7). Then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustment. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjust (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would he received upon the conversion of such series of Preferred Stock

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock hold by such holder pursuant to Section 3.

Series Seed-B Preferred Stock

The amount of security authorized is 2,187,500 with a total of 2,083,350 outstanding.

Voting Rights

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Preferred Stock Protective Provisions. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class: (a) Alter or change the rights, powers or privileges of the Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock (b) Increase or decrease the authorized number of shares of Preferred Stock (or any series thereof) (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock (d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services), or (e) Declare or pay any dividend or otherwise make a distribution to holders of Preferred stock or Common Stock

Material Rights

In 2019, the company underwent a 50:1 stock split.

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation Dissolution or Winding UN: Certain Mergers, Consolidations and Asset

Sales

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their Ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed 1.iquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.30 per share for the Series Seed Preferred Stock and $0.60 per share for the Series Seed-B Preferred Stock

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid in the holder of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock hold by each such holder.

1.3 Deemed liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at cast a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "Requisite Holders", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities (1) of the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of common stock are converted or exchanged; or

(b) The sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a) (i), if any portion of the consideration payable to the stockholders or the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Preferred Stock Protective Provisions. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) Alter or change the rights, powers or privileges of the Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock

(b) Increase or decrease the authorized number of shares of Preferred Stock (or any series thereof)

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services), or

(e) Declare or pay any dividend or otherwise make a distribution to holders of

Preferred stock or Common Stock

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows(the "Conversion Rights):

3.1 Right to Convert

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock Such initial Conversion Price, and the rate at which shares of Preferred

Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of

Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the

Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "Contingency Event"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for share of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion

Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder s nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of affecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding, Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Corporation and distribution. In the event the corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixes therefore, such conversion price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions, and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such advent each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3. if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3,5, 3.6 or 3.7). Then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustment. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjust (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would he received upon the conversion of such series of Preferred Stock

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock hold by such holder pursuant to Section 3.

Warrants

The amount of security authorized is 315,500 with a total of 315,500 outstanding.

Voting Rights

There are no voting rights associated with Warrants.

Material Rights

COVENANTS OF THE COMPANY.

Information Rights.

Basic Financial Information. The Company will furnish to each Investor holding more than 10,000 shares of Preferred Stock (a "Major Investor") and any entity which requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $506,959.00
Maturity Date: April 30, 2017
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 20%, or $4,000,000 pre-money

Material Rights

Purchase and Sale of Notes.

Authorization and Issuance of the Notes. The Company has authorized the issuance and sale of the Company's Convertible Promissory Notes, in the form attached hereto as Exhibit A (each, a "Note", and collectively, the "Notes").

Issuance of the Notes.

Purchase and Sale. At each Closing (as defined in Section 1(b)(iii)), the Company shall issue and sell to each Purchaser, and each Purchaser shall purchase and acquire from the Company, the Notes in the principal amounts set forth in such Purchaser's Note (the "Purchase Price"). The aggregate Purchase Price of the Notes shall not exceed $500,000.00 (the "Maximum Offering"). The names of the Purchasers and the principal amount of the Notes issued to each such Purchaser shall be set forth on Schedule 1, which schedule shall be updated from time to time by the Company following each Closing.

Payments.

The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by the Purchaser Majority Interest. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall pay the Holder an amount equal to one hundred fifty percent (150%) of the Outstanding Amount.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $126,630.00
Maturity Date: May 04, 2017
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 20%, or $4,000,000 pre-money

Material Rights

Purchase and Sale of Notes.

Authorization and Issuance of the Notes. The Company has authorized the issuance and sale of the Company's Convertible Promissory Notes, in the form attached hereto as Exhibit A (each, a "Note", and collectively, the "Notes").

Issuance of the Notes.

Purchase and Sale. At each Closing (as defined in Section 1(b)(iii)), the Company shall issue and sell to each Purchaser, and each Purchaser shall purchase and acquire from the Company, the Notes in the principal amounts set forth in such Purchaser's Note (the "Purchase Price"). The aggregate Purchase Price of the Notes shall not exceed $500,000.00 (the "Maximum Offering"). The names of the Purchasers and the principal amount of the Notes issued to each such Purchaser shall be set forth on Schedule 1, which schedule shall be updated from time to time by the Company following each Closing.

Payments.

The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by the Purchaser Majority Interest. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall pay the Holder an amount equal to one hundred fifty percent (150%) of the Outstanding Amount.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $94,233.00
Maturity Date: June 09, 2017
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 20%, or $4,000,000 pre-money

Material Rights

Purchase and Sale of Notes.

Authorization and Issuance of the Notes. The Company has authorized the issuance and sale of the Company's Convertible Promissory Notes, in the form attached hereto as Exhibit A (each, a "Note", and collectively, the "Notes").

Issuance of the Notes.

Purchase and Sale. At each Closing (as defined in Section 1(b)(iii)), the Company shall issue and sell to each Purchaser, and each Purchaser shall purchase and acquire from the Company, the Notes in the principal amounts set forth in such Purchaser's Note (the "Purchase Price"). The aggregate Purchase Price of the Notes shall not exceed $500,000.00 (the "Maximum Offering"). The names of the Purchasers and the principal amount of the Notes issued to each such Purchaser shall be set forth on Schedule 1, which schedule shall be updated from time to time by the Company following each Closing.

Payments.

The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by the Purchaser Majority Interest. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall pay the Holder an amount equal to one hundred fifty percent (150%) of the Outstanding Amount.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $316,507.00
Maturity Date: May 05, 2017
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 20%, or $4,000,000 pre-money (price per share calculation excludes shares issued upon conversion of notes issued after 5/5/15 other than limited exclusions)

Material Rights

Purchase and Sale of Notes.

Authorization and Issuance of the Notes. The Company has authorized the issuance and sale of the Company's Convertible Promissory Notes, in the form attached hereto as Exhibit A (each, a "Note", and collectively, the "Notes").

Issuance of the Notes.

Purchase and Sale. At each Closing (as defined in Section 1(b)(iii)), the Company shall issue and sell to each Purchaser, and each Purchaser shall purchase and acquire from the Company, the Notes in the principal amounts set forth in such Purchaser's Note (the "Purchase Price"). The aggregate Purchase Price of the Notes shall not exceed $500,000.00 (the "Maximum Offering"). The names of the Purchasers and the principal amount of the Notes issued to each such Purchaser shall be set forth on Schedule 1, which schedule shall be updated from time to time by the Company following each Closing.

Payments.

The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by the Purchaser Majority Interest. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall pay the Holder an amount equal to one hundred fifty percent (150%) of the Outstanding Amount.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $750,082.00
Maturity Date: July 02, 2017
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Lesser of price per share of Qualified Financing, discounted by 20%, or $4,000,000 pre-money (price per share calculation excludes shares issued upon conversion of notes issued after 7/2/15)

Material Rights

IRA

Investor has agreed to purchase from the Company, and the Company has agreed to sell to Investor, a Convertible Promissory Note in the amount of $425,000 (the "Note") on the terms and conditions set forth in that certain Convertible Note Purchase Agreement dated of even date herewith by and between the Company and Investor, as amended from time to time (the "Note Agreement"). As used herein, the term "Shares" shall mean the shares of Preferred Stock and/or Common Stock issuable upon conversion of the Note.

Payments.

(a) The unpaid portion of the Principal Amount shall bear simple interest at the rate of five percent (5%) per annum, payable on the Maturity Date (as defined in Section 2(b)). Upon and during the occurrence of an Event of Default, the outstanding principal on this Note shall bear interest at a default rate of interest of ten percent (10%) per annum (the "Default Rate") unless waived in writing by Holder. Interest shall never exceed the maximum lawful rate of interest applicable to this Note.

(b) The unpaid portion of the Principal Amount, and all accrued and unpaid interest thereon, shall be due and payable upon the date of the first to occur of the following (each, the "Maturity Date"): (i) the Outside Maturity Date (as defined below), (ii) a Qualified Financing (as defined below), and (iii) a Change of Control Transaction (as defined below); provided, that upon a Change of Control Transaction, the Company shall redeem the Note at the election of Holder for an amount equal to (A) two hundred percent (200%) of the Outstanding Amount or (B) the consideration which Holder would have received in the Change of Control Transaction (to be paid in the same form of consideration (e.g., a mix of cash and stock) received by other equity holders in the Change of Control Transaction) had Holder converted the Outstanding Amount into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the common stock of the Company (the "Common Stock") on a fully- diluted and as-converted basis immediately prior to the closing of the Change of Control Transaction (not including shares issuable upon conversion of (x) the Note or (y) convertible notes outstanding as of the date hereof (collectively, the "Excluded

Shares")).

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

TruBrain is a human performance brand bringing high function food, beverage, and nutrition to mainstream consumers that deliver meaningful and measurable outcomes. Revenue was $2,748,388 for the fiscal year of 2018 and $2,960,790 for the fiscal year of 2017. We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance - one that produces meaningful outcomes for consumers, measured by biomarkers. Aside from superior products, our brand reputation sets us apart from the competition featuring our PhD neuroscientists from UCLA, quantitative brainwave validation, and our high bar for selective product releases.

In the Nootropics category, we have the highest function ready-to-drink beverages, bars, and supplements with our unique blend of bioactive nootropics. In the Ketones category, we believe our ketones supplements offer customers the best value on the market with the ideal mix of electrolytes and raw, premium ketone ester, an easily absorbed format.

The Company's process approach to product development is to apply the lean methodology to packaged goods, which is a labor intensive, but very efficient and rewarding process that fuels rapid growth not possible in traditional CPG distribution and S&OP planning. We have gone through various iterations on our drinks line to optimize around a) taste b) speed of action and absorption and c) efficacy, among other variables. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and approachability in food and beverage products.

In 2018, we took several decisions to make important investments we feel are the right thing for the business. One, expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve both our unit economics and our fundraising prospects. Two, improve our ability to retain customers by reformatting the cognitive lineup with more affordable formats meant to improve the customer journey. Three, reduce our reliance on sole suppliers in key parts of our operations. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2018 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal of reaching cash flow breakeven.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our 2-category product lineup. Of note, this includes scaling our Ketones product line and further optimizing our core Nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we think we are well positioned to compete and garner market share.

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team's efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function. We have continued to make improvements in this area and this should result in more efficient marketing spend and improved customer loyalty, through both online and offline channels.

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company's approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative process.

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We plan to continue this focus in 2019, which will include technical enhancements meant to improve our team's efficiency and allow them to service customers better and faster. Cost of goods sold in 2018 were $1,387,220 and $1,782,466 in 2017. 2018 losses were $280,792 and $401,071 for 2017.

Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. acquisition, marketing, product development). The

Company retains consistent contracting relationships with affordable and effective full stack and front end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the course of over 5 years that puts us both in a flexible and competent position to scale.

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty. We have been cautious with our spend on brand during 2017 and 2018, and we think that in 2019 and 2020, we can invest more heavily in brand storytelling across all customer touchpoints to improve the emotional piece of the customer experience. Our story effort can be further amplified by cultural and social proof - we have yet to turn on this significant investment as a carrier for the story.

Historical results and cash flows:

The Company's main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as cannabidiol, personalized vitamins, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher preat customer revenues in 2019 and 2020.

Additionally, the Company plans to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass the savings onto our customers. With that in mind, we will spend much of 2019-2020 focusing on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for the Company, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

The Company has been working under the most lean and stringent just in-time inventory management over the Company's history. Additional cash buffer will make the role much easier on the current core team, and provide additional buffer of inventory levels so that we can accommodate surges in growth without outages. We have managed over four different product lines at a given time through exceptional process. Chris has a background managing the Supply Chain and Procurement functions at Unilever for brands with annual sales over $1 billion. We are thoughtful and selective about applying what worked well about that degree of structure, adjusted to be commensurate with TruBrain's size, speed, cash levels, and risk appetite.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2018, the current cash and cash equivalents were $185,964. The Company has a line of credit with American Express for $24,900; the balance as of 12/28/2018 was $11,093,94. There are no other current sources of capital for the Company. TruBrain sees a path of substantial growth using the investment funds from this campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Given our operating history, the funds from this campaign are important for us being able to invest in new products and inventory. Without them, we will likely delay the launch of certain new products, or abandon plans to enter those categories, or significantly scale back our initial entrance or launch in the market. We will likely be able to refinance or have access to additional capital as a result of our successful operating history and ongoing operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company intends to complete a Regulation Crowdfunding raise of a minimum of $10,000 and maximum of $1,070,000. The Company's Regulation Crowdfunding fundraise and further capital raise plans are necessary to bring the Company to profitability and build-out new products to further increase sales and expand distribution. If the Company is unable to raise the funds planned, we will most likely have to scale back our expansion and innovation plans. Although the funds raised from this campaign are critical, they are not necessary to the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

A minimum raise will not have a material impact on our operations one way or the other. It would represent a very small percentage of our annual revenue. We will be able to operate the company for the forrseeable future and will utilize other funding avenues as we continue to sell products.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our prior operating history, current plan for uses of funds, and risk factors, the Company believes that in the event of a capital infusion at the maximum level of our fundraising goal, we could sustain operations for at least 36 months and possibly indefinitely. We will likely seek or entertain offers to raise additional capital in the future if we can attain favorable rates for stakeholders, so that we may continue to invest in new products, innovation, and technology to scale.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company is successful in this offering, we estimate that our operations will be sufficient without the need of additional outside capital. With this raise, we expect to be better positioned to attain favorable rates for additional debt that could further leverage funds from this raise, if we deem appealing for growth and operations. That said, we may or may not seek to raise additional capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company to expand further.

Indebtedness

- **Creditor:** Blueberry Ventures I, L.P.
  Amount Owed: $527,766.55
  Interest Rate: 5.0%
  Maturity Date: July 02, 2017
  Automatic conversion into equity with a qualified financing over $1.5 million

- **Creditor:** Brightstone Venture Capital Fund, LP
  Amount Owed: $314,617.58
  Interest Rate: 5.0%
  Maturity Date: May 05, 2017
  Automatic conversion into equity upon qualified financing over $1.5 million

- **Creditor:** 500 Startups III, L.P.
  Amount Owed: $217,315.64
  Interest Rate: 5.0%
  Maturity Date: July 02, 2017

Automatic conversion into equity upon qualified financing over $1.5 million

- **Creditor:** Sherpa Ventures
  Amount Owed: $125,847.03
  Interest Rate: 5.0%
  Maturity Date: May 04, 2017
  Automatic conversion into equity upon qualified financing over $1.5 million

- **Creditor:** Angel investor syndicate
  Amount Owed: $640,735.85
  Interest Rate: 5.0%
  Maturity Date: April 30, 2015
  Automatic conversion into equity upon qualified financing over $1.5 million

Related Party Transactions

- **Name of Entity:** Brightstone Ventures
  Names of 20% owners: David Dalvey, Patrick O'Shaughnessy, Seth DeGroot
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Convertible note holder
  Material Terms: See convertible note material terms section.

- **Name of Entity:** Blueberry Ventures
  Names of 20% owners: Arif Fazal
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Convertible note holder
  Material Terms: Please see material terms in convertible notes section.

Valuation

Pre-Money Valuation: $18,967,554.00

Valuation Details:

The offering price of the Shares was determined by the Company. The price of the Shares and the terms of the Shares do not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets. Rather, the price of the Shares was derived based upon various factors including prevailing market conditions, our future prospects and our capital structure. This price does not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

The Company determined the valuation in this offering based on several factors, including its own assessment of the Company's current and future value, as well as the relative risk for investors investing in similarly situated companies. We included our historical success in the marketplace, our new category growth potential, our capabilities in building the engine for a direct-to-consumer business in emerging categories, historical fundraising efforts, and notable acquisition multipliers from our peers in consumer products and direct brands.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *StartEngine service fees*
  94.0%
  Per our posting agreement with StartEngine, we will be paying our first $10,000 to StartEngine for their services.

If we raise the over allotment amount of $1,069,992.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  47.0%
  Research and development for new products.

- *Working Capital*
  20.0%
  Working capital to run the business.

- *Patents and Trademarks*
  2.0%
  Patent and trademark filings for our new products.

- *Marketing*
  25.0%
  Marketing campaigns via digital ads, social media and paid media.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at trubrain.com (trubrain.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trubrain

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TriplePulse, Inc.

[See attached]



**TRIPLEPLUSE INC.
DBA TRUBRAIN**
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

TRIPLEPLUSE INC.
DBA TRUBRAIN

Years Ended December 31, 2018 and 2017

Table of Contents





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of TriplePluse, Inc
dba TruBrain.
3103 Neilson Way Ste D
Santa Monica, CA 90405

We have reviewed the accompanying financial statements of TriplePulse Inc. dba TruBrain (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

July 9, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

TRIPLEPULSE, INC.
dba TruBrain
BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 185,964	$ 321,867
Inventory	171,246	238,050
Total current assets	357,210	559,917
Total assets	$ 357,210	$ 559,917
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 183,440	$ 278,308
Accrued interest expense	431,330	252,529
Deferred revenue	29,859	35,707
Total current liabilities	644,629	566,544
Convertible notes payable	1,455,000	1,455,000
Total liabilities	2,099,629	2,021,544
Commitments & Contingencies	-	-
Stockholders' equity		
Preferred stock Series Seed, 66,666 shares issued and outstanding at December 31, 2018 and 2017	67	67
Preferred stock Series B, 41,667 shares issued and outstanding at December 31, 2018 and 2017	41	41
Common stock, 45,167 and 38,364 shares issued and outstanding at December 31, 2018 and 2017, respectively	798	798
Additional paid-in capital	401,508	401,508
Accumulated deficit	(2,144,833)	(1,864,041)
Total stockholders' equity	(1,742,419)	(1,461,627)
Total liabilities and stockholders' equity	$ 357,210	$ 559,917

See accountants' review report and accompanying notes to the financial statements.

TRIPLEPULSE, INC.
dba TruBrain
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Sales, net	$ 2,748,388	$ 2,960,790
Cost of goods sold	1,387,220	1,782,466
Gross profit	1,361,168	1,178,324
Operating expenses		
Marketing and business development	487,775	554,294
Payroll and related expenses	416,345	444,397
Professional fees	214,739	131,645
Dues and subscriptions	125,438	108,794
General and administrative	53,809	52,132
Chargebacks	51,309	15,844
Rent and utilities	51,723	58,658
Merchant fees	47,041	69,555
Product development	14,980	12,483
Total operating expenses	1,463,159	1,447,802
Other expense		
Interest expense	178,801	128,982
Loss on extinguishment of debt		1,606
Total other expense	178,801	130,588
Net loss before income taxes	(280,792)	(400,066)
Provision for income taxes	-	(1,006)
Net loss	$ (280,792)	$ (401,072)

See accountants' review report and accompanying notes to the financial statements.

TRIPLEPULSE, INC.
dba TruBrain
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Preferred Stock | | | | Common Stock | | Additional | Accumulated | Total Stockholders' |
| | Series Seed | | Series B | | | | Paid-in Capital | Deficit | Equity |
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance on December 31, 2016	66,666	$ 67	41,667	$ 41	782,290	$ 782	$ 385,403	$ (1,462,969)	$ (1,076,676)
Stock based compensation					9,238	9	4,506		4,515
Common shares issued for settlement of notes payable					6,803	7	11,599		11,606
Net income (loss)								(401,072)	(401,072)
Balance on December 31, 2017	66,666	67	41,667	41	798,331	798	401,508	(1,864,041)	(1,461,627)
Net income (loss)								(280,792)	(280,792)
Balance on December 31, 2018	66,666	$ 67	41,667	$ 41	798,331	$ 798	$ 401,508	$ (2,144,833)	$ (1,742,419)

See accountants' review report and accompanying notes to the financial statements.

4

TRIPLEPULSE, INC.
dba TruBrain
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (280,792)	$ (401,072)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Stock based compensation	-	4,515
Loss on extinguishment of debt	-	1,606
Changes in operating assets and liabilities:		
Inventory	66,804	(115,270)
Accounts payable and accrued expenses	(94,868)	264,978
Accrued interest	178,801	130,588
Deferred revenue	(5,848)	35,707
Net cash used by operating activities	(135,903)	(78,948)
Net decrease in cash and cash equivalents	(135,903)	(78,948)
Cash and cash equivalents, beginning	321,867	400,815
Cash and cash equivalents, ending	$ 185,964	$ 321,867
Supplemental cash flow information:		
Cash paid during the period for:		
Income taxes	-	1,006
	$ -	$ 1,006

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TriplePulse, Inc. dba TruBrain ("the Company") was incorporated on January 3, 2013 under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brand of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue when the product is delivered to the customer. Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. *No losses have been recognized as a result of these excess amounts.*

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2018 and 2017, the Company determined that 2.6% of impairment allowance necessary and recognized ($4,571) and ($6,355) in inventory, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company's website. Revenue from these purchases are recognized when the product is shipped to the customer. As of December 31, 2018 and December 31, 2017, the Company had $29,859 and $35,707 in deferred revenue, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $487,775 and $554,294 in advertising, respectively, recorded under the heading "Marketing and business development' in the statements of income.

Stock-Based Compensation

The Company accounts for stock-based compensation for non-employee in accordance with ASC Section 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Research and Development Costs

Research and development costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $14,980 and $12,483 in research and development costs, respectively, recorded under the heading "Product development' in the statements of income.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. During the years ended December 31, 2018 and 2017, the Company incurred $383,274 and $434,174 in shipping and handling costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and California Department of Revenue, which has a statute of limitation of three years from the due date of the return. As such, tax years 2017, 2016, and 2015 are open since the Company's inception.

The Company had net operating loss carryforwards of $1,120,017 and $1,301,854 as of December 31, 2018 and 2017, respectively. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $450,860 and $436,635 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 9, 2019, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The Company has incurred losses from inception of approximately $2,144,833 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of fifteen convertible equity securities for cash proceeds of $1,465,000 between July 31, 2014 and July 2, 2015. The securities are all convertible into common stock of the Company and mature 24 months from the date of issuance. The securities may be converted upon the following:

1. Upon maturity, holders may elect at any time to convert the security into a number of common shares issued by dividing the outstanding amount by a conversion price equal to the lesser of price per share of qualified financing stock discount by 25% and the price divided by a pre-money valuation of $1,500,000 by the number of outstanding shares of the common shares on a fully-diluted and as converted basis immediately prior to the closing of the qualified financing.

2. Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $1,500,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

During 2017, one of the convertible equity securities in the amount of $10,000 converted into common stock for 6,803 shares, see note 7.

As of December 31, 2018 and 2017, the Company recognized interest expense on the convertible notes of $178,801 and $130,588, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2018 and 2017, the Company had issued and outstanding Series Seed Preferred Stock ($0.001 par value), Series B Preferred Stock ($0.001 par value), and Common Stock ($0.001 par value) of 66,666, 41,667 and 798,331, respectively.

During 2017, the Company issued common stock totaling 6,803 shares in the settlement of $11,606 of outstanding notes payable plus accrued interest, see note 6.

During 2017, the Company issued restricted common stock totaling 9,238 shares for stock-based compensation under the 2014 stock plan. The maximum number of restricted shares assigned to the stock plan is 285,000 and vesting is either determined by the plan administrator or one-fourth of the options vested after one-year from agreement date and remaining three-fourths vested in monthly installments over a thirty-six month period.

Shares not issued or vested under the 2014 stock plan are as follows:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested at December 31, 2016	141,074	-
Granted	9,238	-
Vested	-	-
Forfeited	-	-
Non-vested at December 31, 2017	131,836	
Granted	-	-
Vested	-	-
Forfeited	-	-
Non-vested at December 31, 2018	131,836	-

Stock options award under the 2014 stock plan are as follows:

	Shares	Weighted Average Price	Aggregate Intrinsic Value
Outstanding at December 31, 2016	5,000	1	$ 4,900
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2017	5,000	1	4,900
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2018	5,000	1	$ 4,900

The Company had outstanding warrants for the purchase of 2,083 and 4,227 shares of Series Seed-B preferred and common stock, respectively, which are vested and exercisable as follows:

The Company had outstanding warrants for the purchase of 2,083 and 4,227 shares of Series Seed-B preferred and common stock, respectively, which are vested and exercisable as follows:

	Average Exercise Price	*Number outstanding*	Expiration Dated
Balance on December 31, 2016	$ 1	5,970	April 2023 to September 2025
Granted	2	340	February 2027
Vested	-	-	
Forfeited	-	-	
Balance on December 31, 2017	1	6,310	April 2023 to February 2027
Granted	-	-	
Vested	-	-	
Forfeited	-	-	
Balance on December 31, 2018	$ 1	6,310	April 2023 to February 2027

NOTE 5 – LEGAL SETTLEMENT AND CONTINGENCIES

During 2018, the Company had two previous customers file a joint claim against them, which was settled out of court. In November 27, 2018, the Company settled with the two previous customers for a one-time payment of $2,000 total to be split between the two previous customers. As of December 31, 2018, the Company has made the required payment and there are no ongoing disputes as it relates to this matter.

NOTE 6 – OPERATING LEASE

The Company leases certain office space in California. The lease is payable monthly in the amount of $4,194 until termination on May 1, 2020. The lease allows for a one-year renewal period.

NOTE 6 – OPERATING LEASE (CONTINUED)

Total minimum rental payments are as follows for the years ended December 31:

Year	Rent payments	
2019	$	52,702
2020		22,229
2021		-
2022		-
2023	$	-

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







This offering is not live or open to the public at this moment.

TruBrain

Brain Food just got smarter. TruBrain + CBD





CBD
+
truBRAIN
Best Brain Food on Earth

Website Santa Monica, CA FOOD & BEVERAGE

$0.00 raised

0 Investors	91 Days Left
$0.36 Price per Share	$19M Valuation
Equity Offering Type	$351.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

TruBrain is a leading brand in high-performance cognitive nutrition with over $11.8 million in lifetime sales. We empower people to do their best thinking and most meaningful work with brain food designed by UCLA-trained neuroscientists.

Reasons to Invest

- $11.8 million in lifetime sales; achieved profitability in 2019
- $1.6 million raised from leading VCs, including Sherpa Ventures & 500 Startups
- Launching patent-pending CBD product line designed for cognitive performance



$299 worth of products included in all investments
truBRAIN
KETONES

Say Hello to TruBrain

Perhaps the best way to tell you who we are is to tell you who we aren't. We're not magicians. We're not going to turn you into a rocket scientist. We're not Big Pharma. Our products are nutrition that provide **a natural nudge to what's**

already inside you.



With our products, we can help you:

→ Increase your verbal fluency

→ Avoid distractions

→ Boost your output

We've already had tremendous success with **over $11.8M in revenue** and two successful funding rounds under our belt for a total of **$1.6M raised from Venture Capital Firms**. We are the leading brand in Nootropics and Ketones.



$11.8M+
in sales

$1.6M
raised

SHERPA CAPITAL 500startups

Blueberry CircleUp

250+
articles

⬤CBS Forbes

🦚CNBC Inc.



THE PROBLEM ─────────────

Competing with distractions can feel impossible

A lot of people think that doing more than one thing at once is the most productive use of their time, but this logic is dead wrong. That's because **multitasking does not equal productivity**. Instead, the most successful people working in today's economy have mastered the art of focus.



We are bombarded by stress & distractions. But the truth is...

→ **Working longer and harder** does not guarantee you'll get ahead

→ **Multitasking and distraction** are the enemies of productivity

→ **Media and mobile apps** are engineered to command your attention

THE SOLUTION ─────────────

The science of peak performance

At TruBrain, we want you to perform at your peak with focus and ease. Our existing products, Brain Food (Nootropics) and Ketones, support the biological conditions that are necessary for peak cognitive performance. They give a **natural** nudge to what you have inside you.

  

With our UCLA-trained neuroscientists, we have created Brain Food to:

→ **Improve** the brain's ability to make new connections

→ **Overcome** mental blocks

→ **Conquer** procrastination

OUR PRODUCTS

We combine high-quality ingredients with our unique formulas



We only work with the highest quality ingredients that have been tested extensively and proven to be effective. This is why we focus on only a few products. We want to make sure that every decision and every ingredient is one we believe in so our customers know they are investing their money into something that will better their lives. Our products have changed the way our customers approach both work and life. By giving them the power to work more efficiently, they have more time for life.

What's Next?

CBD. We are incredibly excited about adding CBD to our offerings. CBD has a unique way of helping to process stress and anxiety, making it a natural fit for TruBrain's mission to help people to do their best thinking. Acting on cannabinoid receptors to solve this creates a novel mechanism, which isn't competing for the same resources as TruBrain's Nootropics, making it an ideal pairing.

We anticipate that our new CBD product will be sold at a higher price point, address a wider audience, and have improved customer stickiness.

CBD has a Unique Ability to Block Stress & Anxiety



25mg of THC-free Hemp-derived **CBD** helps your body naturally regulate anxiety, stress, and mood

Active Nootropics for cognitive function

Theanine & Magnesium for some calm

Designed for mobility, delivery to your door in **eco-friendly** packaging

Flavored with all natural ingredients, **blue agave** and **monk fruit**

truBRAIN
CBD·NOOTROPICS

FLOW

Entering the massive CBD market

We were the first to bring Brain Food to the masses. We have become the leading brand in the category. And now we will be among the first to offer CBD Brain Food for cognitive improvement. We are layering in our CBD product line on top of the Ketones and Nootropics market segments.



$5.9B+	$12.3B+	$20B+
Nootropics	Keto	CBD

Est. $38B+ in Market Potential
for all three markets by 2024

[1], [2], [3]

Direct-to-consumer, nutrition to your doorstep

TruBrain is a vertically-integrated brand that was born online. We cover all aspects, including R&D, manufacturing, marketing, web development, fulfillment, and shipping. This **allows us to control both the costs and experience of our products**. Our customers visit our website through organic search, referrals, and paid ads. Our most popular entrance point for customers is our 10-drink trial pack. The most popular ongoing subscription is the 30-drink pack which is currently $65/mo.



1) Online Ads ⟶ 2) Discounted Trial ⟶ 3) Paid Subscriber

$61	**4.2**	**98%**
Average Order Value	Avg. Purchases / Customer / Year	of Customers on Subscription

5M drinks shipped to 50 states, 80 countries, and 27 military bases around the globe

Customers ☐ TruBrain

TruBrain customers come from all walks of life and work in nearly every profession. Members of the armed forces take TruBrain before critical missions. Parents take TruBrain after a long day of work so they'll still have energy to read to their kids and help them with their homework. Writers, producers, and artists swear by TruBrain to boost their creative process. Our customers live in over 80 countries around the world. We work to offer compelling, proactive, healthy alternatives to low-performance packaged foods and over-stimulating pharmaceuticals.





Distribution in premium retail



EREWHON ORGANIC GROCER & CAFE · 3DEN · KALMA

TruBrain has deep domain experience in consumer packaged goods retail distribution from our CEO's background in brand management at Unilever, the 2nd largest CPG company. We have started with **boutique premium retail distribution**, such as natural foods retailer Erewhon in Southern California, Kalma in Miami, and 3DEN in New York City.

HOW WE ARE DIFFERENT

First in innovation

We've filed patents for our unique formulas

TruBrain has category-leading food and beverage innovations. Our R&D team has been able to overcome significant taste and stability challenges to infuse bioactive nootropics into food and beverages. This means the **highest efficacy, best absorption, and delightful taste**. The formulas we have are radically different than either pharmaceuticals or any other products on store shelves. They work with your underlying biology and cognitive metabolism to give you a natural nudge to what you already have inside you.



Filed Patents
Ketones
Nootropics
Ketones BHB + Ester Blend
12G Betahydroxybutyrate
Caffeine + L-Theanine
100MG / 160MG
Uridine + Centrophenoxine + Noopept
500MG / 250MG / 20MG
KETONES
CHOCOLATE

Even the planet loves us

We want our offerings to be good for your brain and the planet. The packaging for our 1-ounce drink shots are **made from recycled paper**! This drastically reduces plastic usage, and the concentrated, 1-ounce size means that we can ship more product for less. Compare this to heavy and bulky energy drinks that take more money and more fuel to transport.



Paper-packaging
100% RECYCLED MATERIALS
BPA FREE
RECYCLABLE & COLLAPSABLE
110,210+
CU FT OF USAGE WASTE SAVED
98,517+
LBS OF PLASTIC UNUSED
2,519+
PACKING BOXES SAVED
TRANSPORT TRUCKS UNDRIVEN
truBRAIN

We read minds. Literally.

At TruBrain, our focus is on human performance. Unlike prescription products that can be harmful and addictive, our products give you natural support. We bring high-performance food and beverage nutrition that delivers positive, measurable outcomes to mainstream consumers. Brainwave measurement is at the core of our origin as a company. We never claimed to be the smartest people on the planet, but we know some of the people who are – artists, surgeons, CEOs, and musicians. So **we picked their brains, literally**. We studied their thought patterns, their ability to handle stress, how they thought on their feet, and how they dealt with distractions. This led to the understanding of optimal brainwave patterns and the beginning of our journey to help people find their true brain.

 



"Best nootropics I've tried!"
- Hannah G.

THE VISION

Become the next iconic nutrition brand

Our modest efforts so far have resulted in $11.8M in revenue. With this raise, we look to sprint towards **our next goal: $100M in revenue**. We are launching products into some of the hottest growth markets (Keto & CBD) and are looking to expand our retail footprint with one of the top 10 retailers in the US.





POWER LUNCH
CHRIS THOMPSON
TRUBRAIN CEO & FOUNDER
CNBC

Notable Acquisitions

We're following a tried-and-true methodology. Here are some fellow DTC companies that found a product-market fit, grew organically, expanded their footprint, and enjoyed **a successful exit**.



$320M+ EAS SPORTS NUTRITION	$525M+ core	$600M+ RXBAR
$700M+ Nutranext	$750M+ Pill Pack	$1.6B+ Amplify SNACK BRANDS

These successful exits only represent a small selection of the entire industry. [4], [5], [6], [7], [8], [9]

OUR TEAM

Consumer execs & Neuroscience nerds

We're a team steeped in neuroscience and entrepreneurship. We are led by our CEO, Chris Thompson, who is an expert in brand management. He has managed billion-dollar brands for Unilever, one of the largest CPG companies in the world. We use what we sell. Whether it's Chris testing Ketones during endurance training or Dr. Andrew Hill testing the Brain Food in the EEG brain gym - we take it, we test it, we love it. We have fostered a team whose collective efforts are all driven toward bettering the lives of our customers. **Our purpose is to empower people to do their best thinking.**





Chris Thompson managed brands in food, beverage and personal care at Unilever (Hellmann's $850M, Suave $600M). Chris was one of the most successful brand managers in the history of Unilever—he achieved the top CPM on record at Unilever across all investments by all brands, by more than 3x the next best CPM. Before Unilever, Chris managed consulting engagements for F500 consumer clients, including Coca-Cola, Wrigley's, and Kimberly-Clark. Chris has an MBA from Duke and a BA in Economics from Georgetown.



Justin Greely had roles on the core teams at three early stage startups, where his contributions helped result in two successful exits (he is working to make TruBrain his third)



successful exits (he is working to make TruBrain his third). Justin was the Founder & COO of a startup in the sports vertical, where he raised $2.5 million in capital. He spent time in-house with a Santa Monica VC firm before his love of the early stage grind brought him back to a direct operating role at TruBrain. Justin has a JD from UC Irvine and a BA from LMU.



Alyssa Warth is a graduate of the UCLA Neuroscience Bachelor of Science program. Before TruBrain, she managed data analysis for multiple traumatic brain injury research laboratories along with publishing academic research in high impact neuroscience journals. She served as the President of the UCLA Undergraduate Neuroscience Department and in her spare time founded of a non-profit yoga program in West LA for both restorative and NeuroTrauma rehabilitation classes.



Dr. Andrew Hill is a UCLA graduate with a PhD in Cognitive Neuroscience from the department of Psychology, employed as a Lecturer at UCLA, teaching multidisciplinary courses on Healthy Brain Aging, Neuroscience topics, and Biofeedback. He has extensive experience working with clinical and research populations across many areas, including neurodevelopmental, inpatient and outpatient.

WHY INVEST

Expand with us

Our mission is to make high-performance nutrition that's accessible to mainstream consumers. TruBrain's Nootropics and Ketones deliver a material benefit in people's lives, and our role is to help them access these benefits. We work to offer compelling, proactive health alternatives to low-performance packaged foods and overly-stimulating pharmaceuticals. Our existing products have helped countless people. Our new product is a blend CBD and our patent-pending nootropics that will stand alone in both the CBD and Nootropic product spaces as the only thing like it. We think that through our brand recognition, extensive press coverage, and rapid growth, we will gain widespread adoption.

It is evident through our existing traction and $11.8 million in sales that we are a fixture in the field and are only going to continue to expand our market. We maintain our high standards by releasing only the products and formulas that will produce genuine and dramatic outcomes for our customers. Our top science team helps us meet these standards by validating the functionality of our formulas using quantitative biomarkers in addition to the subjective reports of our testers.

We are so excited to enter the CBD market. The patent on our IP for the ingredient combinations that best help human cognition is in process. We think that we will easily be able to secure our position as a leader in the already booming CBD market.

Join us and say hello to your TruBrain.

Chris Thompson, CEO

Footnotes

[1] - https://www.globenewswire.com/news-release/2019/01/11/1690384/0/en/Global-Nootropics-Market-Will-Reach-USD-5-

959-Million-By-2024-Zion-Market-Research.html

[2] - https://www.prnewswire.com/news-releases/the-global-ketogenic-diet-food-market-is-forecasted-to-reach-usd-12-35-billion-in-2024--at-an-estimated-cagr-of-5-3-300879801.html

[3] - https://bdsanalytics.com/u-s-cbd-market-anticipated-to-reach-20-billion-in-sales-by-2024/

[4] - https://www.nytimes.com/2004/10/12/business/company-news-abbott-to-acquire-eas-for-320-million.html

[5] - https://www.foodbev.com/news/keurig-dr-pepper-acquires-core-nutrition-for-525m/

[6] - https://www.prnewswire.com/news-releases/kellogg-adds-rxbar-fastest-growing-us-nutrition-bar-brand-to-wholesome-snacks-portfolio-300532438.html

[7] - https://www.streetinsider.com/Corporate+News/Clorox+%28CLX%29+to+Acquire+Nutranext+for+%24700+Million/13929853.html

[8] - https://www.cnbc.com/2019/05/10/why-amazon-bought-pillpack-for-753-million-and-what-happens-next.html

[9] - https://www.foodbusinessnews.net/articles/11026-hershey-to-acquire-amplify-snack-brands-for-1-6-billion

Offering Summary

Company :	TriplePulse, Inc.
Corporate Address :	3103 Neilson Way, Suite D, Santa Monica, CA 90405
Offering Minimum :	$9,999.72
Offering Maximum :	$1,069,992.00
Minimum Investment Amount (per investor) :	$351.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	27,777
Maximum Number of Shares Offered :	2,972,200
Price per Share :	$0.36

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Text that appears is indented & contained in [brackets]

[TruBrain]

When most people think about CBD,

[CBD]

they think about fighting pain

[fighting pain]

or improving sleep.

[improving sleep]

[Chris Thompson, CEO & Founder, TruBrain]

Not us.

We're obsessed with cognitive performance.

That's why we are excited about CBD.

[CBD]

I was a corporate executive,

but so consumed by stress and distractions.

I had to find a balance before I worked myself to death.

Enter neuroscience.

[neuroscience]

So I moved to LA,

to work with the top neuroscientists in the country.

[Dr. Andrew Hill, Neuroscientist, UCLA Alumni Ph.D.]

Studying brains

[studying brains]

to figure out how we can do our best,

most meaningful creative work.

Then we built a company around this.

[TruBrain]

Measured a ton of brainwaves under stress.

Went to Start Engine's tech accelerator.

[Start Engine Tech Accelerator]

Raised venture capital from four funds.

[500 Startups, Blueberry Ventures, Sherpa Capital, Brightstone Venture Capital]

Filed patents on our nootropics and ketones.

[Filed Patents: Ketones - Ketones BHB + Ester Blend - 12g Betahydroxybutyrate

Nootropics - Caffeine + L-Theanine - 80mg/160mg

Nootropics - Uridine + Centrophenoxine + Noopept - 500mg/250mg/12mg]

Launched the best brand in high function brain food.

[Forbes - "TruBrain are one of the pioneers in this space... #1 Brain Boosters."

CNBC - "It packs a punch that's much smarter than a jolt of caffeine"

Text that appears is indented & contained in [brackets]

Buzzfeed - "..a futuristic substance.. It's made by scientists.."

CBS - "Feel sharper, improve your memory, no prescription necessary."

Futurism - "Clinically proven to enhance brain function."

Inverse - "TruBrain's formula is the real deal."

Entrepreneur - "Many Silicon Vally bigwigs swear by them..."]

Sold $10 million dollars worth.

[Sold over $10 Million & Profitable]

And shipped to thousands of customers all around the globe.

{news clip} "Leveraging neurotechnology to disrupt the energy market"

So here we are

hunting for the next big breakthrough.

It's CBD.

[CBD]

When combined with our nootropics,

[CBD + Nootropics]

CBD has a unique and incredible ability to block anxiety and stress.

[anxiety] [stress]

Clearing the way for calm, balanced focus.

[calm. Balanced. focus.]

So join us.

Own your own stake in TruBrain as we enter the massive CBD market.

[Start Engine + TruBrain, startengine.com/trubrain]

The next great brain food is being built by us.

[TruBrain]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:05 PM 03/07/2014
FILED 06:05 PM 03/07/2014
SRV 140313341 – 5242196 FILE

TRIPLEPULSE, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

TriplePulse, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the *"General Corporation Law"*), does hereby certify as follows.

1.   The name of this corporation is TriplePulse, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 14, 2012   under the name TriplePulse, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 6th day of March 2014.

By: _____

Chris Thompson, President

Exhibit A

TRIPLEPULSE, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of this corporation is TriplePulse, Inc. (the "*Corporation*")

ARTICLE II: REGISTERED OFFICE

The address of the corporation's registered office in the State of Delaware is 1811 Silverside Road, in the City of Wilmington, County of Newcastle, State of Delaware 19810. The name of its registered agent at such address is Vcorp Services, Inc.

ARTICLE III: PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 1,000,000 shares of Common Stock, $0.0001 par value per share ("*Common Stock*"), and (b) 110,416 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate of Incorporation (this "*Restated Certificate*"), 66,666 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed Preferred Stock*" and 43,750 shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series Seed-B Preferred Stock*". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

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1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "*Original Issue Price*" shall mean $0.30 per share for the Series Seed Preferred Stock and $0.60 per share for the Series Seed-B Preferred Stock.

1.2   Payments to Holders of Common Stock.   In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events shall be considered a "*Deemed Liquidation Event*" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), the "*Requisite Holders*", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the

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Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3 Amount Deemed Paid or Distributed The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Preferred Stock Protective Provisions. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the certificate of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock;

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(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof upon the termination of services); or

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock.

3.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common

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Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

   3.3.2   Reservation of Shares.   The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

   3.3.3   Effect of Conversion.   All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

   3.3.4   No Further Adjustment.   Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

   3.4   Adjustment for Stock Splits and Combinations.   If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution.   If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation.   Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall

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thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion.   Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements.   All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time

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(notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall

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be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: RESERVED

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

<h3 align="center">ARTICLE IX: CORPORATE OPPORTUNITIES.</h3>

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity.   An "*Excluded Opportunity*" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "*Covered Persons*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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